

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Ashish Kapoor
Chief Financial Officer
CordovaCann Corp.
217 Queen Street West, Suite 401
Toronto, Ontario, M5V 0R2, Canada

> **Re: CordovaCann Corp.**
> **Form 20-F for the Fiscal Year Ended June 20, 2024**
> **File No. 000-50492**

Dear Ashish Kapoor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 20, 2024

Report of Independent Registered Public Accounting Firm, page F-3

1. Please amend your filing to include a conformed signature in the audit report, and confirm to us that you received a signed report from the auditor. Refer to Rule 2-02(a) of Regulation S-X. In doing so, ensure the amendment includes the complete financial statements and appropriate updated certifications that refer to the Form 20-F/A.

2. We note the report of your independent registered public accounting firm includes a paragraph related to "Material Uncertainty Related to Going Concern." After consulting with your auditor, please tell us whether the paragraph is intended to be explanatory language related to substantial doubt about your ability to continue as a going concern (AS 3101.18a) or an emphasis of a matter (AS 3101.19). The wording "may cast significant doubt" appears to be conditional language prohibited by footnote 5 of AS 2415.12 in explanatory language related to going concern. Please advise or have your auditor revise, as appropriate.

3. The Report of Independent Registered Public Accounting Firm states that the consolidated financial statements of the Company as at June 30, 2022, and for the

years then ended were audited by another auditor. Please amend your filing to include the report of that auditor.

<u>Consolidated Financial Statements</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>Note 1. Nature of Operations and Going Concern, page F-9</u>

4.	You state both "there is substantial doubt about the Company's ability to continue as a going concern" and ability to access sufficient capital until you have stable profitable operations "may cast significant doubt" about the ability of the Company to continue as a going concern. Please revise to clarify management's assessment of whether conditions and events raised substantial doubt about the company's ability to continue as a going concern under ASC 205-40 and, if substantial doubt existed, to provide appropriate additional disclosure required by ASC 205-40-50-12 or 13, depending on whether substantial doubt was alleviated by management's plans.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services